MMC Norilsk Nickel

RECEIVED
2006 DEC 21 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

18.12.2006

06019460

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC ~~Mining and Metallurgical Company~~ MMC Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated December 14, 2006
2. Press release dated December 14, 2006: Level of information openness at MMC Norilsk Nickel highly appreciated by stock exchanges
3. Press release dated December 11, 2006: A new sports and entertainment complex FunPark Bobrovy Log commissioned in Krasnoyarsk

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

dlw 12/21

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the stock exchange where the company's securities are listed (name of the trade organizer on the market where the company's shares are included in the list of tradable securities): ***Open Joint Stock Company Russian Trade System Stock Exchange;***

Type, category and form of the company's securities that are listed on the stock exchange (are included in the list of tradable securities by the securities market trade organizer): ***ordinary registered non-documentary shares;***

Date and reference number of the agreement under which the stock exchange undertakes the listing of the company's securities (the securities market trade organizer includes the company's securities into the list of tradable securities): ***Listing Agreement No. 019 /Л-НН/212-2003 of December 14, 2006*;***

* - the reason for this Agreement is to transfer listing from NP RTS to OJSC RTS. The effective date of the Agreement is January 1, 2007.

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney № ГМК-115/99-нm of 25.01.2006)

December 14, 2006.

RECEIVED
2006 DEC 21 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MMC Norilsk Nickel

NORILSK NICKEL

14.12.2006

Level of information openness at MMC Norilsk Nickel highly appreciated by stock exchanges

2005 Annual Report of MMC Norilsk Nickel was announced the absolute winner in IX Russian Contest of Annual Reports and Corporate Websites, which was organized for securities issuers by MICEX Stock Exchange and Securities Market Journal. Moreover, the English version of this final corporate reporting document was named the best in the category Information Disclosure and Transparency.

The Report was also highly appreciated by RTS experts, who have rated it the first in a special category The Best Annual Report of Issuers Listed at the RTS Stock Exchange.

"It was a pleasure to learn that our achievements in the area of corporate governance and information transparency have been rated so highly by Russian leading stock exchanges and business press. The company will continue to devote all reasonable efforts to providing the investors community with timely and comprehensive information on MMC Norilsk Nickel's performance", said Dmitry Usanov, Head of Investor Relations at MMC Norilsk Nickel.

Earlier this year, 2005 Annual Report of MMC Norilsk Nickel became one of the prize winners in the annual contest organized by Expert Rating Agency and RTS Stock Exchange in cooperation with PricewaterhouseCoopers auditors. The Report was awarded for its high information content. In the analytical report prepared by Expert RA upon the contest's results, 2005 Annual Report of MMC Norilsk Nickel "was placed in one group with the reports of the world's industry leaders".

11.12.2006

A new sports and entertainment complex FunPark Bobrovy Log commissioned in Krasnoyarsk

A unique all-season family recreation facility FunPark Bobrovy Log was commissioned in Krasnoyarsk. The citizens and the visitors will have the opportunity to enjoy the mountain skiing, different types winter sport activities for children and parents and lots of attractions for young people. The facility was designed and built in accordance with state-of-the-art European technologies to become Russia's first sports park that meets international standards.

Governor of Krasnoyarsk Territory Alexander Khloponin initiated the construction of Bobrovy Log sports facility and MMC Norilsk Nickel became the major investor in the project.

«Initially this seemed to be a crazy project but Norilsk Nickel is always ready to respond to strong challenges. The result is not merely a perfect mountain skiing resort but an all-season park», - General Director of MMC Norilsk Nickel Mikhail Prokhorov said at the opening ceremony.

Bobrovy Log offers professional equipment for mountain skiing and active open-air recreation from the world's leading suppliers. The FunPark offers its visitors the following venues:
- 15 mountain skiing tracks of different levels of difficulty ranging in length from 400 to 1800 meters,
- 2 retracting lines to take guests up the hill in five minutes,
- rental services capable of servicing more than 1,000 people a day with equipment from three major vendors,
- extreme rides that are unique for Russia including Ziprider (rope flights over the facility at the speed of up to 100 km/h),
- Rodelban (rail sleigh sliding along the mountains swinging 300 m up and down and turning sharply at 70 km/h),
- instruction services operating under basic standards of Austrian skiing schools,
2 restaurants, 5 bars, night club,
- parking area for 500 cars and 500 additional parking lots.

Moscow-based SKI-Service-Engineering LLC was selected as chief designer of the facility and Avenir K LLC of Krasnoyarsk acted as general contractor for the project.

After the second phase of the project is commissioned, all-season components including summer children's facilities shall begin operation to include an artificial skating rink, an amusement park and a beach area.

All of these opportunities render FunPark Bobrovy Log an excellent place for family recreation any season. The location of the facility and prices are at the competitive level compared to other resorts in Siberia and provide better availability of the sports and entertainment FunPark for visitors.

At the time when the construction of Bobrovy Log began Krasnoyarsk City Hall adopted a resolution naming it a project of municipal importance. In addition to primary sports components the project features elements of city infrastructure. Regional administration provided budget funds to build a power substation to remove the long-persistent problem of power shortage in the basin of Bazaikha River. Other improvements included construction of a new a new bridge over the river, expansion of

M-54 federal highway and construction of a new autoroad. Krasnoyarsk authorities completed laying water supply and drain system commissioned to the benefit of both Bobrovy Log and the entire area adjacent to the territory of the FunPark.

Bobrovy Log is a new contributor to the city and regional budgets and a large employer that introduced 350 new workplaces.